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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of January, 2002


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes .....  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated January 17, 2002


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SoftCare EC Inc.
                                                     (Registrant)

Date :   17 January 2002                             By: /S/ Martyn Armstrong
                                                     ------------------------
                                                         President & CEO

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                                                       SHARES ISSUED: 17,778,617
                                                       FULLY DILUTED: 23,262,845
                                                               SYMBOLS: SCE-CDNX
                                                                       SFCEF-OTC
                                                                        NR-02-01


                  SOFTCARE SIGNS INSIGHT RESOURCES AS RESELLER
                  --------------------------------------------

NORTH VANCOUVER, BRITISH COLUMBIA, JANUARY 17, 2002 - SoftCare EC Inc. (CDNX:
SCE, OTC:SFCEF), www.softcare.com is pleased to announce Insight Resources Inc. has been retained in a reseller capacity. Insight Resources Inc.'s focus will be on key accounts in the private label and the national brand verticals and to develop a strong revenue stream for SoftCare's PRIVATELABELHOME.COM portal.

Insight Resources Inc., a company founded four years ago by Mr. Brian Russell provides marketing services, catering specifically to the private label manufacturing industry. Prior to starting his own consulting practice, Mr. Russell worked in project management for over 16 years. Mr. Russell was also Head of Marketing Services at Tropicana Products Inc. for nine years. He has lectured to international audiences on the topic of Package Design and Brandmark Strategy.

"SOFTCARE'S PRIVATELABELHOME.COM PORTAL IS AN INNOVATIVE SOLUTION THAT CAN BE USED TO SOLVE A UNIQUE BUSINESS PROBLEM WITHIN THE PRIVATE LABEL AND BRANDED PRODUCT DEVELOPMENT INDUSTRY. THIS SERVICE WILL HELP OUR CUSTOMERS SAVE TIME AND, ULTIMATELY, MONEY," said Brian Russell, President of Insight Resources.

"WE ARE PLEASED TO HAVE MR. RUSSELL REPRESENT PRIVATELABELHOME.COM TO HIS CUSTOMERS AND TO BRING HIS MANY YEARS OF EXPERIENCE OF PRIVATE & BRANDED LABEL DEVELOPMENT TO PRIVATELABELHOME.COM . WITH INSIGHT RESOURCES, WE HAVE FURTHER STRENGTHENED OUR MARKET VISIBILITY IN THE SOUTH EASTERN UNITED STATES, AND WITH MR. RUSSELL'S EXPERTISE, WE HAVE INCREASED OUR VALUE TO THE PRIVATE LABEL INDUSTRY," said Martyn Armstrong, President and CEO of SoftCare EC Inc.

SoftCare reports the closing on November 29, 2001 the 1,000,000 Special Warrant financing announced on October 19, 2001 raising gross proceeds of $120,000. A total of 1,000,000 Special Warrants were priced at $0.12. Each Special Warrant converts into a unit with each unit consisting of one share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share of the company for period of one year at a price of $0.16 per share.

SoftCare reports the closing on January 7, 2002 the 650,000 units financing announced on December 17, 2001 raising gross proceeds of $175,500. All 650,000 units were placed at $0.27 per unit. Each unit consisting of one share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share of the company for period of two years at a price of $0.35 per share. The proceeds of these private placements will be applied to further company marketing activities as well as strengthen our investor relations program.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,

/S/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO

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FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------



Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.